SO
3-11-02



02007529

CR 3/6

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 28 2002 WASH. D.C. 340

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 45375 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cole Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 East Camelback Road, Suite 140
(No. and Street)

Phoenix, AZ 85016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blair D. Koblenz 602-468-3333
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name — *if individual, state last, first, middle name*)

3101 North Central Ave. Suite 890 Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL
P

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

CR 3/18

# OATH OR AFFIRMATION

I, Scott H. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cole Capital Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer~~, except as follows~~:

STATE OF ARIZONA )
County of Maricopa ) ss.

The foregoing was acknowledged before me on 2/27/02 by Scott H. Cole.

Notary Public

Signature

President

Title


OFFICIAL SEAL
JENNIFER E. RIC
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Oct. 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition./Cash flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COLE CAPITAL CORPORATION

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2001

**COLE CAPITAL CORPORATION**

## CONTENTS



WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Cole Capital Corporation
Phoenix, Arizona

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **Cole Capital Corporation** as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Cole Capital Corporation** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

To the Board of Directors
Cole Capital Corporation

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods & Dwyer PLC

February 8, 2002

**COLE CAPITAL CORPORATION**
**Statement of Financial Condition**
**December 31, 2001**

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 179,858 |
| Other assets | | 3,730 |
| | $ | 183,588 |

**STOCKHOLDER EQUITY**

| | | |
|---|---|---|
| Common stock, no par value; authorized 1,000,000 shares; 13,600 shares issued and outstanding | $ | 13,600 |
| Retained earnings | | 169,988 |
| | | 183,588 |
| | $ | 183,588 |

See Independent Auditors' Report and Notes to Financial Statements

## COLE CAPITAL CORPORATION
### Statement of Income
### For The Year Ended December 31, 2001

| | | |
|---|---|---|
| **Revenue** | | |
| Commission | $ | 208,300 |
| Marketing and due diligence | | 232,885 |
| | | 441,185 |
| **General and administrative expenses** | | 211,322 |
| Net income | $ | 229,863 |

See Independent Auditors' Report and Notes to Financial Statements

**COLE CAPITAL CORPORATION**
**Statement of Changes in Stockholders' Equity**
**For The Year Ended December 31, 2001**

| | Common Stock | | Retained Earnings | Total Stockholders Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balance, December 31, 2000 | 13,600 | $ 13,600 | $ 75,125 | $ 88,725 |
| Net Income | | | 229,863 | 229,863 |
| Distributions | | | (135,000) | (135,000) |
| Balance, December 31, 2001 | 13,600 | $ 13,600 | $ 169,988 | $ 183,588 |

See Independent Auditors' Report and Notes to Financial Statements

**COLE CAPITAL CORPORATION**
**Statement of Cash Flows**
**For The Year Ended December 31, 2001**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 229,863 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in other assets | (240) |
| Net cash provided by operating activities | 229,623 |
| **Cash flows from investing activities** | |
| Advances to affiliates | 72,000 |
| Cash provided by investing activities | 72,000 |
| **Cash flows from financing activities** | |
| Distributions to stockholder | (135,000) |
| Cash used by financing activities | (135,000) |
| Net increase in cash | 166,623 |
| Cash at beginning of year | 13,235 |
| Cash at end of year | $ 179,858 |

See Independent Auditors' Report and Notes to Financial Statements

COLE CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

## NOTE 1 ORGANIZATION AND ACCOUNTING POLICIES

### Nature of Business

The Company is licensed to operate as a broker-dealer, under the Securities and Exchange Act of 1934. The Company earns commissions for introducing investors to various investment projects in the Phoenix metropolitan area.

### Revenue Recognition

Commission revenue is recognized on the date the investor acquires the related limited partnership interest.

### Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturities of 90 days or less to be cash equivalents.

**NOTE 2 RELATED PARTIES**

Substantially all commission, marketing and due diligence income was earned from sales and other fees for investments in limited partnership interests. The general partner of the limited partnerships is a related corporation, which is also a 100% owned subsidiary of Cole Companies, Inc.

A related corporation, which is also a 100% owned subsidiary of Cole Companies, Inc., provides the Company with office space, administrative and management services, and payroll services. The Company pays management fees on a periodic basis to this related corporation. These fees are discretionary and are only payable if the Company has funds available in excess of net capital requirements. Management fees of approximately $72,000 were paid to this related corporation during the year ended December 31, 2001. In addition, the Company had made cash advances to this related corporation, which aggregated to $72,000 as of December 31, 2000. These advances were fully repaid by the related corporation in 2001.

**NOTE 3 CONCENTRATION OF CREDIT RISK**

Concentrations of credit risk with respect to cash arise due to the fact that as of December 31, 2001, the Company had on deposit with financial institutions approximately $63,000 in excess of FDIC insurance coverage for funds on deposit.

## COLE CAPITAL CORPORATION
## NOTES TO FINANCIAL STATEMENTS
## December 31, 2001

**NOTE 4 INCOME TAXES**

The Company stockholder previously elected to have the Company treated as an S corporation for income tax purposes, whereby income taxes are the responsibility of the stockholder. Cole Companies, Inc., the stockholder at December 31, 2001, is also an S corporation. Therefore, no provision for income taxes is required for the Company.

**NOTE 5 NET CAPITAL RULE**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and a net capital requirement of $174,858 and $5,000, respectively. The Company had no aggregate indebtedness at December 31, 2001.

## COLE CAPITAL CORPORATION

## SCHEDULE 1

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

## DECEMBER 31, 2001

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 183,588 |
| Deductions: | |
| Non-allowable assets: | |
| Prepaid expenses | 3,730 |
| Net Capital | 179,858 |
| Required minimum net capital | 5,000 |
| Excess net capital | $ 174,858 |

NOTE: The above computation does not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2001 as filed by Cole Capital Corporation on Form X-17a-5. Accordingly, no reconciliation is deemed necessary.

See Independent Auditors' Report and Notes to Financial Statements

**COLE CAPITAL CORPORATION**

**SCHEDULE 2**

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3**

**DECEMBER 31, 2001**

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore is exempt from the computation of cash reserve requirements for brokers and dealers.

See Independent Auditors' Report and Notes to Financial Statements

# COLE CAPITAL CORPORATION

## REPORT ON INTERNAL CONTROL

## DECEMBER 31, 2001



WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 890
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Cole Capital Corporation*** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Cole Capital Corporation*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

To the Board of Directors
Cole Capital Corporation

The management of ***Cole Capital Corporation*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

To the Board of Directors
Cole Capital Corporation

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition discussed above, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ward & Dyer PLC

February 8, 2002